Exhibit 99.1

Rogers Communications Inc. Announces Pricing of Canadian Private Placement of $2 Billion of Fixed-to-Fixed Rate Subordinated Notes

TORONTO, December 8, 2021 (GLOBE NEWSWIRE) — Rogers Communications Inc. (“RCI”) announced today that it has priced a Canadian offering of $2 billion aggregate principal amount of 5.0% fixed-to-fixed rate subordinated notes due 2081 (the “Notes”). The net proceeds from the issuance of the Notes will be approximately $1.98 billion. RCI expects to use the net proceeds of this Canadian offering to fund a portion of the cash investment required to acquire the 3500 MHz spectrum licences that it was awarded following the ISED’s spectrum auction earlier this year. The sale of the Notes is expected to close on December 17, 2021.

The Notes were offered exclusively to persons resident in a Canadian province, through a syndicate of agents on a private placement basis. The Notes were not offered to investors outside of Canada. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Rogers:

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For further information:

Investor Relations

1-(844)-801-4792

investor.relations@rci.rogers.com

Glenn Brandt, (416) 935-3571, gbrandt@rci.rogers.com